06000074

SE... ISSION
Washington, D.C. 20549

BB 4/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50980

AB 4/6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE CONSULTING GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 SW MACADAM, SUITE 100
(No. and Street)

PORTLAND (City) OREGON (State) 97239 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Carper 503-972-1500 ext 461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

805 SW BROADWAY, SUITE 1200 (Address) PORTLAND, (City) OR (State) 97205 (Zip Code)

PROCESSED
JUN 2 1 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 3 2006 WASH, D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, DAVID C. HOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE CONSULTING GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
BRENDA A. CARPER
NOTARY PUBLIC - OREGON
COMMISSION NO. 378367
MY COMMISSION EXPIRES APRIL 21, 2008

[signature]
Signature

CHIEF OPERATING OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CONSULTING GROUP, INC.

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2005

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Private Consulting Group, Inc.

We have audited the accompanying statement of financial condition of Private Consulting Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Consulting Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
March 9, 2006

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 890,279
Receivables:	
Accounts receivable – commissions and fees	1,032,980
Notes receivable – related party	243,220
Income taxes receivable	90,099
Furniture, equipment, and leasehold improvements, net of depreciation and amortization	462,815
Investments, not readily marketable	82,111
TOTAL ASSETS	$ 2,801,504
LIABILITIES	
Accounts payable	$ 50,000
Commissions payable	785,916
Accrued expenses	613,672
Deferred tax liability	31,188
Total liabilities	1,480,776
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY	
Preferred stock, no par value, 100,000 shares authorized; no shares issued and outstanding	-
Common stock, no par value, 400,000 shares authorized; 1,000 shares issued and outstanding	2,248,180
Dividend distribution to Parent Company	(500,000)
Accumulated deficit	(427,452)
Total stockholder's equity	1,320,728
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,801,504

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions and consulting fees	$ 12,700,798
Investment advisory fee	2,779,389
Other income	424,602
Total revenues	15,904,789
EXPENSES	
Commissions	9,981,799
Investment advisory fee expense	2,252,309
Salaries and wages	1,688,180
Professional services	586,555
Office and administrative	426,313
Client cost reimbursements	358,000
Rent	221,693
Communications	113,314
Depreciation and amortization	43,168
Insurance	36,753
Other	117,014
Total expenses	15,825,098
Income from operations	79,691
Provision for income taxes	52,723
NET INCOME	$ 26,968

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
BALANCE, December 31, 2004	1,000	$2,248,180	$ (454,420)	$ 1,793,760
Dividend distribution to Parent Company		(500,000)		(500,000)
Net income	-	-	26,968	26,968
BALANCE, December 31, 2005	1,000	$1,748,180	$ (427,452)	$ 1,320,728

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 26,968
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	43,168
Deferred taxes	40,510
Loss on disposal of furniture, equipment, and leasehold improvements	500
Loss from write down of investments	23,957
Changes in assets and liabilities:	
Accounts receivable	(473,784)
Income taxes receivable	1,574
Accounts payable	6,859
Commissions payable	346,263
Accrued expenses	509,942
Net cash from operating activities	525,957
CASH FLOWS FROM INVESTING ACTIVITIES	
Advances to related parties	(75,000)
Purchase of furniture and equipment	(75,855)
Net cash from investing activities	(150,855)
INCREASE IN CASH AND CASH EQUIVALENTS	375,102
CASH AND CASH EQUIVALENTS, beginning of year	515,177
CASH AND CASH EQUIVALENTS, end of year	$ 890,279
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 20,040
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES	
Dividend distribution to Parent Company	$ 500,000

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Private Consulting Group, Inc. (the Company) is an Oregon corporation registered with the Securities and Exchange Commission as an investment adviser under the provisions of the Investment Advisers Act of 1940 and a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company, which formed in May 1998, is a wholly-owned subsidiary of PCG Holding Company, LLC (the Parent Company) and is headquartered in Portland, Oregon.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Revenue Recognition – The Company records investment advisory fees, consulting fees, and other commissions using the accrual basis of accounting. Proprietary securities transactions and commission revenue and expenses from customers' securities transactions are recorded on a trade-date basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates used in the financial statements include the fair market value of trading securities and investments, the allowance for doubtful accounts, depreciation, and the valuation allowance for deferred tax assets.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, brokerage accounts, and money market accounts.

Accounts receivable – Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against an allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, existing economic conditions in the industry, and financial stability of the Company's customers. No allowance for doubtful accounts is considered necessary at December 31, 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investments not readily marketable – Investments held by the Company are not readily marketable and are recorded at cost. No quoted market price exists for these investments and it is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near-term.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets of three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of other assets or the term of the lease. Upon disposal of an asset subject to depreciation or amortization, the accounts are relieved of the related costs and accumulated depreciation or amortization and resulting gains and losses are reflected in operations.

Income taxes – The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 3 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2005, consist of the following:

Leasehold improvements	$ 270,912
Computer equipment and software	214,527
Furniture and office equipment	124,576
Automobile	51,000
Total furniture, equipment, and leasehold improvements	661,015
Less accumulated depreciation and amortization	(198,200)
Furniture, equipment, and leasehold improvements, net of depreciation and amortization	$ 462,815

NOTE 4 – LINE OF CREDIT

The Company has a $100,000 unsecured operating line of credit available at a local bank, which expires April 1, 2006. The bank charges interest on outstanding borrowings at the prime interest rate plus 1.0%. At December 31, 2005, there was no balance outstanding.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At December 31, 2005, the Company had net capital of $274,374, which was $175,606 in excess of its required net capital of $98,768. The Company's net capital ratio was 5.40 to 1.00 as of December 31, 2005.

NOTE 6 – INCOME TAXES

The components of deferred taxes as of December 31, 2005, are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 8,862
Deferred tax liabilities:	
Accumulated depreciation	(40,050)
Net deferred tax liability	$ (31,188)

Management has not provided a valuation allowance for the deferred tax asset as it is believed that it is more likely than not that the asset will be utilized in full to offset future income tax liabilities. At December 31, 2005, the Company had federal and state net operating loss carryforwards, which expire from 2019 through 2021, of approximately $23,000 available to reduce future taxable income.

The provision for income taxes consists of the following at December 31, 2005:

Deferred income taxes	$ 40,510
Current income taxes	12,213
Provision for income taxes	$ 52,723

NOTE 6 – INCOME TAXES – (continued)

The Company's effective income tax rate differs from statutory rates for the year ended December 31, 2005, primarily due to non-deductible expenses including life insurance premiums, penalties, meals and entertainment, and auto expenses. A reconciliation of statutory rates to effective rates as of December 31, 2005, is as follows:

Federal, at statutory rates	34.0	%
State, net of tax benefit	5.0	
City taxes	12.3	
Non-deductible expenses	14.9	
	66.2	%

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers, in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealer provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company monitors its risk on these transactions on both an individual and group basis. The Company believes that the settlement of these transactions and any losses, which might result therefrom, will not have a material effect on the Company's financial position.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash held at a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation of $100,000. At December 31, 2005, the Company had cash balances of approximately $637,469 at one financial institution which were in excess of insured limits.

NOTE 8 – EMPLOYEE BENEFITS

A 401(k) employee saving plan is available for employees who have completed three months of service and have attained the age of 21. Employees may contribute up to 100% of their compensation, subject to annual limits imposed by the Internal Revenue Service. Employee contributions are 100% vested at all times. Company contributions, which vest over a seven-year period, are determined by the plan administrator. Company contributions to the plan for the year ended December 31, 2005, were $32,768.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – The Company leases office equipment and office space under separate operating lease agreements. The equipment lease expires in December 2006. The office lease expires December 31, 2006, with an option to extend for an additional five years. Future minimum payments required under these agreements are as follows:

Years ending December 31,	2006	$ 213,862
	2007	211,203
	2008	211,203
	2009	208,605
	2010	202,635
	Thereafter	1,621,080
		$ 2,668,588

Rental expense for the year ended December 31, 2005, under these agreements was $221,693.

Client cost reimbursements – During a 2005 examination of the books and records of the Company, the United States Securities and Exchange Commission (SEC) determined that preferential redemptions were made to an investor of a private fund managed by the Company. As a result, the Company, at the SEC's direction, accrued $358,000 at December 31, 2005, to redeem other investor's shares in an equitable manner. Subsequent to December 31, 2005, the Company paid $177,365 of the accrued amount.

Legal contingencies – The Company may become a defendant in certain claims and legal actions arising in the normal course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to management that are expected to have a material adverse effect on the financial condition of the Company.

NOTE 10 – RELATED-PARTY TRANSACTIONS

The Company carries an investment of 8.3% in Frontier Asset Management, LLC (Frontier) in the amount of $7,111 on its statement of financial condition at December 31, 2005. The investment is recorded at its net realizable value, which is less than cost. Frontier, a registered investment advisor, was paid by the Company $357,039 in fees during the year ended December 31, 2005.

Commissions of $761,364 for the year ended December 31, 2005, were paid to Robert L. Keys, an owner of Keys Family Partners, Ltd., which owns 69.23% of the Parent Company.

The Company paid $126,259 of legal and accounting expenses on behalf of Private Investors Corporation (PIC). PIC, a related entity, manages several private funds. The amounts paid will not be reimbursed by PIC.

Notes due from a related party at December 31, 2005, consist of an unsecured, no interest note receivable from PCG Foundation in the amount of $243,220. Payment terms have not been established. No allowance is considered necessary at December 31, 2005, as the amount is expected to be collected or forgiven by the Company in the future.

During 2005, the Company's Board of Directors approved the distribution of a Parent Company note receivable back to the Parent Company. This distribution has been recorded as a dividend distribution to Parent Company in stockholder's equity. In connection with this transaction and transactions in previous years, the Company and Parent Company have indemnified a non-related party for approximately $3.4 million of potential taxable income if a tax liability is asserted by the Internal Revenue Service or any state taxing authority.

PRIVATE CONSULTING GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 1,320,728
Deductions:	
Nonmarketable securities	(82,111)
Notes receivable – related parties	(243,220)
Furniture, equipment, and leasehold improvements	(462,815)
Income taxes receivable	(90,099)
Disallowed net receivables	(168,109)
Net capital	$ 274,374
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,480,776
Aggregate indebtedness	$ 1,480,776
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital required based on 6 2/3% of aggregate indebtedness	$ 98,768
Percentage of aggregate indebtedness to net capital	540%
Ratio of aggregate indebtedness to net capital	5.40:1

The computation of net capital pursuant to Securities and Exchange Commission Rule 15c3-1 as of December 31, 2005, computed by the Private Consulting Group, Inc. in its Form X-17A-5, Part IIA, as filed with the NASD, differs from the above computation, which is based on audited financial statements, as follows:

Net capital above	$ 274,374
Audit adjustments	82,018
Company adjustments	77,391
Disallowed net receivables	168,109
Net capital filed with NASD	$ 601,892

SUPPLEMENTAL INFORMATION

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPT)

DECEMBER 31, 2005

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and is therefore exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission. Thus, no computation for determination of reserve requirements under Rule 15c3-3 at December 31, 2005, is presented on this schedule.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPT)
DECEMBER 31, 2005

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and is therefore exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission. Thus, no information relating to possession or control requirements under Rule 15c3-3 at December 31, 2005, is presented on this schedule.

SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS (EXEMPT)

DECEMBER 31, 2005

The Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, and is therefore exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission. Thus, no schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts at December 31, 2005, is presented on this schedule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Private Consulting Group, Inc.

In planning and performing our audit of the financial statements of Private Consulting Group, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal controls, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a5 –
(continued)

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
March 9, 2006